Delisting Determination,The Nasdaq Stock Market, LLC,
September 6, 2007, SpatiaLight, Inc. The Nasdaq Stock
Market, LLC (the Exchange) has determined to remove from listing the common stock of SpatiaLight, Inc. (the Company), effective at the opening of business on September 17, 2007. Based on a review of the information provided by the Company, Nasdaq Staff determined that the Company no longer qualified for listing on the Exchange as it failed to comply with the following
Marketplace Rule: 4310(c)(02). The Company was notified of Staffs determination on
April 27, 2007. The Company requested a review of the Staffs determination before the Listing
Qualifications Hearings Panel. Upon review of the information provided by the Company, the Panel determined that the Company did not qualify for inclusion on the Exchange based on its failure to comply with the following Marketplace Rule: 4310(c)(02).
The Company was notified of the Panels decision on June 13, 2007 and trading in the Companys securities was suspended on June 15, 2007. The Company did not request a review of the Panels decision by the Nasdaq Listing and Hearing Review Council. The
Listing Council did not call the matter for review.
The Panels Determination to delist the Company became final on July 30, 2007.